Exhibit 99.1

BeyondSpring Receives Nasdaq Notice Regarding Minimum Bid Price Requirements

NEW YORK, December 18, 2023 – BeyondSpring Inc. (NASDAQ: BYSI) (“BeyondSpring” or the “Company”), a global clinical-stage biopharmaceutical company focused on using a groundbreaking technology platform for drug discovery and developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs, today announced that on December 14, 2023, it received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”) was below $1.00 per share for 31 consecutive business days. The notification letter does not result in the immediate delisting of the Company’s Ordinary Shares and has no current immediate effect on the listing or trading of the Company’s Ordinary Shares on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days from the date of the notification letter, or until June 11, 2024, to regain compliance with the minimum bid price requirement. During this period, the Company’s Ordinary Shares will continue to trade on Nasdaq. If at any time before June 11, 2024, the bid price of the Company’s Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written confirmation of compliance and this matter will be closed. In the event the Company does not regain compliance by June 11, 2024, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period.

The notification letter does not affect the Company’s business operations, and the Company is considering all available options to regain compliance with the listing rules within the prescribed grace period.

About BeyondSpring

BeyondSpring (NASDAQ: BYSI) is a global clinical-stage biopharmaceutical company focused on developing innovative therapies to improve clinical outcomes for patients with high unmet medical needs. The Company is advancing its first-in-class lead asset, Plinabulin, as a direct anti-cancer agent in various cancer indications and to prevent chemotherapy-induced neutropenia. Its pipeline also includes three preclinical immuno-oncology assets. Additionally, BeyondSpring’s subsidiary, SEED Therapeutics, leverages a proprietary targeted protein degradation (TPD) drug discovery platform and has an initial R&D collaboration with Eli Lilly. Learn more by visiting https://beyondspringpharma.com.

Investor Contact:

IR@beyondspringpharma.com

Media Contact:

PR@beyondspringpharma.com